EXHIBIT 99.1

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FINAL TRANSCRIPT

Jun. 11. 2008 / 3:00PM ET, HOLX – Hologic at Needham & Company Biotechnology and Medical Technology Conference

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Conference Call Transcript

HOLX – Hologic at Needham & Company Biotechnology and Medical Technology Conference

Event Date/Time: Jun. 11. 2008 / 3:00PM ET

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FINAL TRANSCRIPT

Jun. 11. 2008 / 3:00PM ET, HOLX – Hologic at Needham & Company Biotechnology and Medical Technology Conference

CORPORATE PARTICIPANTS

Rob Cascella

Hologic—President, COO

CONFERENCE CALL PARTICIPANTS

Ed Shenkan

Needham & Co—Analyst

PRESENTATION

Ed Shenkan —Needham & Co—Analyst

Good afternoon. I’m Ed Shenkan. I cover med devices and diagnostics at Needham. One of the names that I write on is Hologic. And we do a lot of surveys here at Needham. That’s our differentiated edge.

To that tune, I did pass out a survey that we did on the NovaSure product line pertaining to lifestyle utilization. It talks about 74 doctors and the response is extremely positive. With that we have the President and COO of Hologic, Rob Cascella. And the breakout will be in this room in 30 minutes.

Rob Cascella —Hologic—President, COO

Thanks, Ed. And welcome and thanks for attending. I’ll be referring to some forward-looking statements. So I’ll defer to our SEC filings for you to then review with respective risk factors or otherwise. I won’t spend a lot of time reading those of course.

For those that don’t know, Hologic is a pure play women’s health company. Really the single largest women’s health company dedicated to a variety of different technologies. The, if you look at our nine product lines, the areas of breast cancer, osteoporosis assessment, cervical cancer, abnormal uterine bleeding, pre-term labor, permanent contraception, those are all products or categories of products which we serve.

Our forecasted revenue for this upcoming year is $1.7 billion. And it is broken out into our four operating segments, which is breast health, diagnostics, gynecologic surgical, and skeletal health. Within the breast health segment, that incorporates our mammography products, our interventional biopsy products, as well as our accelerated partial breast radiation therapy products.

Diagnostic is of course our ThinPrep cervical cancer screening and imager technologies as well as our FullTerm pre-term test for women that present with signs and symptoms of a pre-term delivery. Gynecologic surgical today is our NovaSure product line and in the future will also incorporate our Adiana product line, which is a permanent contraception product. And of course skeletal health is osteoporosis assessment as well our extremity for escopic imaging technologies.

These are big markets that we’re addressing from Hologic’s perspective. And their being driven by multiple factors, not the least of which is an aging population. There’s also global economic growth. And the world is turning to technologies that make medicine less invasive, faster, more efficient. Digital obviously plays very, very well as do all of these curative technologies and less invasive therapies.

Obviously advanced screening improves the outcome. And we believe that once we find it earlier, obviously what we want to be able to do is do a definitive diagnosis in as least an invasive way as possible. And then try to treat and provide therapy in a minimally invasive manner as well.

You can see on the right, $2.7 billion opportunities growing at a compound average growth rate of around 16%. I won’t go into each of those. You can certainly read those. But the portion of those markets that we address as products is a little over $2 billion.

The business itself is made up of three elements that we believe when combined makes Hologic the success story that it has been. We have an established distribution mechanism. The Company has over 400 sales people in the United States and over 120 outside the United States.

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FINAL TRANSCRIPT

Jun. 11. 2008 / 3:00PM ET, HOLX – Hologic at Needham & Company Biotechnology and Medical Technology Conference

From a service coverage perspective, the 250 that you see here are really just our field people. There’s another 100 people that are help desk, technical support type people and so on and so forth. What’s important about that is that we have a ready infrastructure to accept a variety of different products. And we also have a support mechanism to be able to train and support our customers in those areas.

Technology, we’ve been a technology driven company since our very origin. We have 293 patents, almost 200, over 200 now, pending. From an innovation perspective, the Company was the first in many, many of the areas that we now still have products in from osteoporosis assessment to various stages of therapy devices and treatment devices.

It’s a global business today. We’re trying to leverage our distribution across a broad range of products, both from a country perspective and a technology perspective. We attempt to cross sell wherever we can so that we have different channels of distribution that now we make new products available to and that all was derived from some of the acquisitions that have taken place over recent years.

Just to give you an idea of what this comprehensive suite of products are. And you know many of them. But as I said earlier, they are focused on screening, diagnosis, and therapy. You know ThinPrep and the ThinPrep imaging device that’s a standard of care in cervical cancer screening. Of course down in the bottom right Selenia is the standard of care in digital mammography or breast cancer screening.

All of what you see in the midst of all of these products are either a number one position or an emerging number one position very rapidly in terms of market share or technological leadership. Clearly the FullTerm product is second to none; it is the only one that is an invitro diagnostic test for that type of indication.

NovaSure you know very well, an endometrial oblation technology used for the treatment of abnormal uterine bleeding. Adiana, which is submitted into the FDA, had a successful panel review. And is — we’re completing all of our clinical trial submission data. Believe that that product will be commercially released in the first calendar quarter of 2008, or 2009. Forgive me. And that’s all obviously pending on everything checking out with the FDA, as we all would hope.

MammoSite is our accelerated partial breast radiation product. Fits very, very well in our string of products that serves the breast health industry. Everyone knows Suros and our multi-care (inaudible) imaging product for targeting biopsy devices.

Breast health is still our largest segment. And it’s been a growth driver for the Company that’s really been led by our Selenia full-field digital mammography system. We are the market leader, having extraordinarily large installed based of analog units that are converting to digital. This market is being driven by many, many factors. But not the least of which the superior technology that digital brings to bear.

The ability to find cancers earlier really promote better workflow, faster throughput, all the things that makes mammography a difficult medical technology. From an economic perspective, digital helps in many respects. I know that sounds contradictory to what you might believe. Because of the ability to push more images through one single machine, find cancers earlier, save healthcare costs downstream, all of those sorts of things.

Other elements of this business are the parts of our technology that are ancillary to screening and that is breast biopsy. So if you think about this market, there are 34 million or 35 million mammograms every year. And about seven million women that go in for their screening mammogram end up having a diagnostic workup of those about another 1.8 million end up in breast biopsy, and we have our Suros products, which we use for a definitive diagnosis in that respect.

And then finally our accelerated partial breast radiation, which of that 1.8 million biopsies about 250,000 women end up having breast cancer and needs to be treated one way or another, either lumpectomy or mastectomy.

What this allows that woman to do is choose according to a certain set of criteria whether or not she’s appropriate for a [brachii] product or a partial breast radiation product versus external vein.

The next generation in terms of where breast imaging is going, tomosynthesis, you’ve probably heard us talk about this. This is 3D mammography. We will take a series of images and slices of a breast under compression with the idea of being able to have a 3D perspective on the innermost portions of the breast.

One of the typical limitations of mammography, however good it has been for screening is, that there’s a natural distortion through the compression of the breast itself, creating some overlap of tissue. And in many respects masking what could be an otherwise lethal cancer.

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FINAL TRANSCRIPT

Jun. 11. 2008 / 3:00PM ET, HOLX – Hologic at Needham & Company Biotechnology and Medical Technology Conference

What tomosynthesis does is really give you the ability to unveil and reveal those cancers. In an area that otherwise would have gone unnoticed. So we’re very, very excited about what this brings to breast imaging from both a screening and a diagnostic perspective.

We believe the results will be compelling with respect to improved detection and a lower recall rate. We, as you know, are submitted into the FDA with this product. We are targeting again highly based on the FDA’s review, a launch at this year’s RSNA in November.

The product will have a panel review as our, is what we’ve been told today. And we think that that may happen sometime prior to that period. Let’s say in that September, October time period. A very, very exciting technology with respect to what this will bring to the breast-imaging marketplace.

You no doubt have heard that we have agreed to acquire Third Wave Technologies. And for those that don’t know much about the transaction itself, I’ll just give you a little bit of an outline. But Third Wave is molecular diagnostics company. It’s really a platform business. They have had specialty tests in a variety of areas, not the least of which and most significant to our area of interest right now is HPV.

We paid $11.25 for the, per share, for the business. That equated to about $580 million in cash. So 100% cash transaction. We’re going to really amend our current term loan that we have that we used for our Cytyc acquisition back in October with modified terms for this transaction. But that will be our source of funding. It has customary approvals, needs to be submitted into HSR, of course. And we are looking for this to close in our fourth quarter of this fiscal year.

A little bit about just HPV and again we won’t spend a lot of time on it. But cervical cancer is caused by HPV infections. Most infections are cleared up by the immune system of the body. But those that persist typically lead to cervical cancer.

HPV testing and Pap combined can be very complementary. Pap tests really detect the presence of disease. And if clinical guidelines are followed, the use of incorporating HPV with Pap may have some positive outcomes with respect to triaging patients that have an ambiguous Pap or an ASCUS Pap, so to speak. Or using Pap or Pap along with DNA HPV to do screening of women that over the 30 category to look for those dangerous manifestations of the disease that potentially could lead to cancer.

This is a large market; we estimate that it is a $400 million U.S. market that is about 50% penetrated today in O-U.S. a similar market. But again, certainly less penetrative, longer educational process, a lot of other economic and public sector hurdles to cross outside the United States with any of these tests.

The other thing that this acquisition does for us is really present to us the ability to have a platform in the molecular diagnostics market. And that’s important to us from a lot of different reasons in that obviously it’s a large, thriving market.

There are many, many elements of the market in terms of other forms of disease for testing that fit perfectly within our delivery mechanism that being our ThinPrep vial. So we think there’s great efficiencies and a complementary nature to we having access to this market given our presence on the Pap side.

But large market, we think it’s a great fit for a lot of reasons. You obviously know that we, our diagnostic line of business is built around that cervical cancer screening and pre-term birth testing. You know that the Third Wave is a product that focuses or a company that focuses on electro diagnostic reagents and development of those.

Obviously what we bring is a platform of an established infrastructure in a very, very strong market presence, enabling us to access more customers and new markets ultimately growing the business at an accelerated rate.

What the company brings, or Third Wave brings, is really a diagnostic business with an emphasis in the areas that we’re very, very interested in that being HPV, CT/NG, and so on and so forth, this complimenting the strong foundation made by ThinPrep with attractive revenue growth and profitability. So we believe that the fit is extraordinary for us as it relates to our ThinPrep or cervical cancer screening business

If we look at additional reasons why the combined Pap test and HPV testing recommended protocols for OB/GYN in the United States. What this is suggesting is that existing sales channels are well suited for selling these products.

We’re already there. We’re already calling on the OB/GYN docs. We’re already calling on clinical labs. I’ll have a slide later on in the presentation that’ll give you a sense of wherewithal that we have with respect to numbers calling on those specialty groups.

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FINAL TRANSCRIPT

Jun. 11. 2008 / 3:00PM ET, HOLX – Hologic at Needham & Company Biotechnology and Medical Technology Conference

Other complementary testing, Third Wave has a cystic fibrosis test that is used during pregnancy and just after birth. And that test is very complementary to the [very calling] patterns that we use for our FullTerm test, which is the initially signs and symptoms for pre-term birth.

Common delivery mechanism, we believe that not just the HPV test but other tests like CTNG can be incorporated in our sample vial. This would significantly improve the lab productivity and also patient compliance.

And finally there are workflow improvements; future automation capabilities are already under development for the Invader chemistry. And this provides for sample in, sample out processing, really a walk away technology. It will be compelling for the large central labs at that juncture.

Our strategic rationale a lot of the same, again, we have access to a $2 billion molecular diagnostic market. We have access to the immediate HPV market, which is about $200 million. We have very complementary sales in both lab and gynecology offices.

And we have promising technology with some strong product differentiators. Improved analytical results, we believe that the tests will provide better specificity, improved lab productivity. We think it has some workflow benefits, even initially. So we’re very excited about that.

And we think there’s an extraordinary market outside the U.S. as well that we will have relatively near-term access to. And we have a vehicle to approach that market. As I said, it’s just a little bit more of an educational process.

What’s proprietary? This is an innovative molecular diagnostic platform. The patented Invader chemistry provides very flexible, simple use and has very broad applicability. So it could be used for a variety of different tests.

It’s a growing business at this point. Small, $30 million in revenue, and primarily comprised of the products that Third Wave is currently selling, which is a cystic fibrosis testing, which I covered earlier, and a COAG marker for those individuals that are predisposed to blockages of sort, like deep vein thrombosis and such.

And of course HPV testing currently sold under an ASR model, but nonetheless a small bit of the revenue today is already in that marketplace. U.S. FDA approval or application I should say, we submitted first the [Cervista] HPV test. It’s got strong clinical data. We were very impressed with the process that the group undertook. And we have what we think to be a near-term pipeline of additional products that being CTNG, HAI, as well as MRSA.

PNA submitted on 4/28 for the HPV test. There were two separate PNAs and I’ll cover those. Outstanding clinical results were reported in the submission. There was a comprehensive due diligence effort on the part of Hologic both from our internal folks, external advisors and consultants that area.

We have a high confidence level in terms of the outcome. But it is nonetheless a test or a PNA filing that needs to go under rigorous FDA review. And we believe the Company has done a very, very fine job at their clinical trial and at the appropriation of the data that was submitted.

We anticipate a decision in the first half of calendar 2009. And the Third Wave executives as statement of their confidence have really aligned their interest with those of Hologic. And they have deferred on their benefits that were to accelerate based on stock options and any incentive programs until such time as these two FDA filings are cleared. So we applaud them.

The Cervista high-risk test is really the screening test. And that will be identical in claim to those that QIAGEN has in their Hybrid Capture 2 product. We believe that there is significance in this test obviously. And we think it is a great test to be used in conjunction with our cervical cancer screening.

The clinical data supports enhanced test quality and performance, as I had mentioned earlier. We also believed that there is lab economics and test automation that are benefits. And I won’t dwell on a lot of these other than to say that we think some differentiators have to do with the lesser events of quantity in that physician outcomes with respect to the amount of sample that is left in the ThinPrep vial for now HPV testing.

We think there is lower labor costs that because of improved workflow we think that this test can be done in a single shift in its current format, not with the next level of automation, which will be even that much better. And then the automation platform is one that is under development where we believe that with the resources that we have at Hologic and our expertise in electromechanical and software development that we can leverage those technologies and bring that engineering resource to bear to bring this automated platform to market more quickly as well.

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FINAL TRANSCRIPT

Jun. 11. 2008 / 3:00PM ET, HOLX – Hologic at Needham & Company Biotechnology and Medical Technology Conference

The 16/18 test, this is a strong differentiator, separate PMA. We believe that this test would be used as a result of triaging from a positive HPV for women over 30. The 16/18 are two of the more lethal types of the virus. There is a five times more likely event of cervical cancer from these strains.

In addition these two strains, if persisted, would lead to cervical cancer. So using these from either ruling out perspective or gaining better specificity we think is a strong differentiator for this product as well. It is a separate screening, as I said, and it’s because of the unique claims that are being filed for it. That was filed along the same time. We believe it’s also the first of its type in terms of a genotyping filing.

The resources that are already present, this is irrespective of those that are at Third Wave, represent what is really our diagnostic sales team. We have 120 sale people that call on the OB/GYN docs with the idea of selling and supporting and detailing ThinPrep as well as FullTerm. They are complemented by another 29 sales folks that call on the clinical labs.

We believe that we will take what is also available from Third Wave and add that to our clinical lab sales team as well so that we have a ready distribution mechanism domestically. And in addition we have a ready distribution mechanism internationally.

We plan within a reasonable period of time following the closing to launch the products internationally and really put to work the sales teams that we have around the world, 120 strong, to sell the product into certain countries around the world, those where it’s appropriate of course.

The little bit about the financial rationale. And we talked about a lot of this. We believe that there is a 50% compound average growth over the next five years in revenue. We think that we can be at a $200 million annual run rate within three years following FDA approval.

That’s seven times today’s sales, so we obviously feel quite bullish about this. We feel that it’s and very optimistic about our success with it. Projected earnings, we think it’ll be accretive by 2010, significantly more accretive thereafter. We talked about utilizing our own sales to improve overall gross margins, sales channels, and improve overall gross margins.

I think the last comment that Third Wave can help transform a successful but mature diagnostic business into a growth business, is a critical element. We have a wonderful business within our ThinPrep business. It’s growing. It is profitable. This is a way of energizing that business with a very, very complementary technology and a very, very complementary test.

A little bit of guidance, we will have significant non-cash write-offs primarily with respect to in-process R&D as a function of this closing. We also believe for our fourth quarter, should this close in that time period, that it will be slightly diluted. And we are forecasting that on a non-GAAP EPS basis, it could be $0.10 dilutive in 2009 as well. And that incorporates the cost of debt and interest and the like.

We did benefit by the utilization or partial utilization of a significant NOL so that we will be cash flow positive even though we may be EPS dilutive as a result of that. So all in all, I think that the numbers are manageable relative to dilution. And we think the outlook in terms of accretion going forward and positive cash flow is attractive to us.

This is just a final slide in terms of our strategy and how all of these play together. We believe that we have achieved market leadership in all of our principle markets through really the aggregation of premium brands, starting with Selenia of course that they are best in class products.

And that we are known as technology leaders and we have an ongoing investment in all of these technologies because we believe that it is important for many, many reasons, not the least of which the healthcare technologies that we bring to women around the world.

The revenue growth, we’re leveraging our channels with all of these. This is just one more example of taking a new product and putting it through an existing channel. We’re obviously shifting our business from what was almost exclusively a capital equipment business to now a disposable and consumable business to a fair degree, probably 60% of our revenues will come from disposables and the like going forward in the Company.

And we have a strong international market penetration. Financial discipline I think it goes without saying as you know we virtually paid off the term debt from the Cytyc acquisition probably a year before we had projected. And that’s a lot to do with just strong controls over cash flow, very strong earnings. We intend to do the same with this business as well.

But profitability through operating leverage, we’re always looking at where to consolidate, where we can take costs out. And that’s been our passion and an objective of Hologic management from the very onset of the business. And obviously we manage the business by cash flow. And I think that’s all I had. So thank you. I think, Ed, we’re going.

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FINAL TRANSCRIPT

Jun. 11. 2008 / 3:00PM ET, HOLX – Hologic at Needham & Company Biotechnology and Medical Technology Conference

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Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the timing of the completion of the transaction, the anticipated benefits of the acquisition of Third Wave by Hologic, including future financial and operating results, the expected permanent financing for the transaction, Hologic’s and Third Wave’s plans, objectives, expectations and intentions and other statements that are not historical facts. Hologic and Third Wave caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.

Risks and uncertainties include, among others: the ability of the parties to obtain regulatory approvals of the transaction on the proposed terms and schedule; the parties may be unable to complete the transaction because conditions to the closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully; the transaction may involve unexpected costs or unexpected liabilities; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the risk of Third Wave’s products not obtaining regulatory approval or significant delays in obtaining such approval; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; dependence on customers’ capital spending policies and government funding policies, including third-party reimbursement; realization of potential future savings from new productivity initiatives; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on international operations. In addition, the transaction will require Hologic to increase the financing available to it under its existing credit agreement with Goldman Sachs Credit Partners L.P. While Hologic has obtained a commitment for such increased financing, Hologic’s liquidity and results of operations could be materially adversely affected if such financing is not available on favorable terms. Moreover, the substantial leverage resulting from such financing will subject Hologic’s business to additional risks and uncertainties. The risks included above are not exhaustive. The annual reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K and other documents Hologic and Third Wave have filed with the SEC contain additional factors that could impact Hologic’s business and financial performance. Hologic and Third Wave expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information for Investors and Stockholders

This description contained herein is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of Third Wave’s common stock described herein has not commenced. At the time the Offer is commenced, Hologic and Thunder Tech Corp. (a wholly owned subsidiary of Hologic) will file with the Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO containing an offer to purchase, the form of the letter of transmittal and other documents relating to the tender offer, and Third Wave will file with the SEC a solicitation/recommendation statement on Schedule 14D-9, with respect to the Offer. Hologic, Thunder Tech Corp. and Third Wave intend to mail these documents to the stockholders of Third Wave. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information about the tender offer, including the terms and conditions of the offer and stockholders of Third Wave are urged to read them carefully when they become available before they make a decision with respect to the Offer. Stockholders of Third Wave will be able to obtain a free copy of these documents (when they become available) at http://www.hologic.com and the website maintained by the SEC at http://www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) by contacting Hologic or Third Wave.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), Hologic uses the non-GAAP financial measures “adjusted EPS” and “EBITDA”. Adjusted EPS excludes the write-off and amortization of acquisition-related intangible assets, and tax provisions/benefits related thereto. EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. Neither adjusted EPS nor EBITDA is a measure of operating performance under GAAP. Hologic believes that the use of these non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts Hologic’s performance, especially when comparing such results to previous periods or forecasts. When analyzing Hologic’s operating performance, investors should not consider these non-GAAP measures as a substitute for net income prepared in accordance with GAAP.